Ronald E. Alper

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

April 30, 2024

Re:	Neptune REM, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed March 14, 2024
File No. 024-12356

Dear Mr. Alper:

We acknowledge receipt of comments in your letter of April 9, 2024 regarding the Offering Statement of Neptune REM, LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A filed March 14, 2024

General

1.	Please update your financial statements in an amended filing. Reference is made to paragraph (b)(3)(A) and (c)(1) of Part F/S in Form 1-A.

Response: The Company has updated its financial statements as requested by the Staff.

Compensation of Directors and Executive Officers, page 51

2.	We note your response to comment 5. Please clarify that the compensation paid to Kevin Cottrell and Chris Gerardi reflects all compensation awarded to, earned by, or paid to those officers for December 31, 2023. Also clarify if any asset management fees or property management fees were awarded or earned as of December 31, 2023. Finally, briefly clarify who will pay the noted sourcing fees for the four series properties.

Response: The Company has revised its disclosure to clarify the compensation paid to Kevin Cottrell and Chris Gerardi as requested by the Staff. The Company has also revised its disclosure to reflect that no asset management fees or property management fees were awarded or earned as of December 31, 2023 and that the Company will pay the sourcing fees for the four series.

Security Ownership of Management and Certain Security Holders, page 52

3.	We note your response to comment 6. Please revise to clarify your footnote 1 reference in the beneficial ownership table on page 52.

Response: The Company has deleted the footnote since it was erroneously included in the last filing.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	David Link, Securities and Exchange Commission
Kevin Cottrell, Terra Mint Group, Inc.

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